FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Knight Resources Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knight Resources Ltd.
        Registrant

Dated: December 21, 2005                                               By: /s/David Patterson/s/, CEO

KNIGHT RESOURCES LTD.
INFORMATION CIRCULAR
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JANUARY 12, 2006

This information is given as of December 9, 2005 unless otherwise noted.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of KNIGHT RESOURCES LTD. (the “Company”) for use at the Annual General Meeting (the “Meeting”) of the shareholders of the Company, to be held on Thursday, January 12, 2006 at the time and location and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed form of Proxy is solicited by Management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the Proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the directors of the Company have advised that they intend to oppose any action intended- to be taken by Management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of Proxy are directors or officers of the Company. A shareholder has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed form of Proxy. To exercise this right, a shareholder shall strike out the names of the persons named in the Proxy and insert the name of his nominee in the blank space provided, or complete another Proxy. The completed Proxy should be deposited with the Company’s Registrar and Transfer Agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays and holidays.

The Proxy must be dated and be signed by the shareholder or by his attorney in writing, or if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a shareholder may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Proxy is required to be executed as set out in the notes to the Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY’S SHARES

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the common shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the common shares. More particularly, a person is not a Registered Shareholder in respect of common shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency of which the Intermediary is a participant. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms).

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBO’s”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBO’s”.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) directly to the NOBO’s, and indirectly through Intermediaries to the OBO’s. The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to Non-Registered Holders who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a “VIF”). This form is instead of a proxy. By returning the VIF in accordance with the instructions noted on it a Non-Registered Holder is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder. VIF’s, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the common shares which they beneficially own. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the Meeting. Non-Registered Holders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.

All references to shareholders in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed form of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the shareholder in respect of voting for or against any resolution will do so in accordance with such direction.

In the absence of any direction in the Proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular. The form of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters, which may properly be brought before the Meeting. At the time of printing of this Information Circular, Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters, which are not now known to the Management, should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, save and except for those matters pertaining to incentive stock options.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value. On December 9, 2005, the record date of the Meeting, 65,580,040 common shares were issued and outstanding, each share carrying the right to one vote. At a general meeting of the Company, on a show of hands, every shareholder present in person shall have one vote and, on a poll, every shareholder shall have one vote for each share of which he is the holder.

Only shareholders of record on the close of business on the 9th day of December, 2005, who either personally attend the Meeting or who complete and deliver a Proxy in the manner and subject to the provisions set out under the heading “Appointment and Revocation of Proxies” will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, only the following shareholder owns or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Name of Shareholder	Number of Shares	Percentage of Issued & Outstanding Shares
Donner Metals Ltd. (TSXV: DON)	12,360,750	18.85%
Anglo American Exploration (Canada) Ltd.	6,784,308	10.35%

The above information was provided by management of the Company and the Company’s registrar and transfer agent as of December 9, 2005.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers of the Company

The following table contains information about the compensation paid to, or earned by, those who were, at September 30, 2005, (a) the Company’s chief executive officer (or an individual who acted in a similar capacity); (b) each of the four other most highly compensated executive officers (except those whose total salary and bonus does not exceed $150,000) and (c) any additional individuals whose total salary and bonus exceeded $150,000 during the year ended September 30, 2005. The Company presently has two Named Executive Officers, namely Harvey Keats, the President, and David Patterson the Chief Executive Officer (“CEO”).

Summary Compensation Table

Name and Principal Position	Fiscal Year Ended September 30	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)	Bonus ($)	Other Annual Com- pensa- tion ($)	Awards		Payouts
					Securities Under Options/ SARs Granted[1] (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Harvey Keats[2] President	2005 2004 2003	nil nil nil	nil nil nil	94,300[4] 84,675[4] 26,667[4]	325,000 900,000 885,000	nil nil nil	nil nil nil	nil nil nil
David Patterson[3] CEO and former President	2005 2004 2003	nil nil nil	nil nil nil	112,408[4] 129,525[4] 9,000[4]	325,000 900,000 1,140,000	nil nil nil	nil nil nil	nil nil nil

1.	The sum of the number of securities under option granted during each fiscal year, on a non-cumulative basis.
2.	Mr. Keats was appointed President on October 13, 2000 and was CEO from October 13, 2000 to January 18, 2002.
3.	Mr. Patterson was appointed CEO on January 18, 2002.
4.	Paid for management services and/or geological and technical services.

Long Term Incentive Plan (LTIP) Awards

The Company does not have any long-term incentive plans and, save as disclosed above, no remuneration payments were made, directly or indirectly, by the Company to its Named Executive Officers during the fiscal year ended September 30, 2005.

An LTIP means “any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year whether performance is measured by reference to financial performance of the Company or an affiliate or the price of the Company’s shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units”.

Option and Stock Appreciation Rights (SARs)

The Company currently has in place a stock option plan for the purpose of attracting and motivating directors, officers, employees and consultants of the Company and advancing the interests of the Company by affording such person with the opportunity to acquire an equity interest in the Company through rights granted under the plan to purchase shares of the Company. At September 30, 2005, options granted and outstanding under the Plan provide for the purchase, in the aggregate, of 6,330,000 common shares of the Company. See “Particulars of Other Matters to be Acted Upon - Ratification of Stock Option Plan” below for details relating to the Company’s existing stock option plan.

The following table discloses the particulars of the options or SARs granted to the Named Executive Officers during the Company’s completed financial year ended September 30, 2005:

Option/SAR Grants during the Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted	% of Total Options/SARs Granted in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiry Date
Harvey Keats	275,000 50,000	18.7%	$0.25 $0.35	$0.19 $0.24	Jan.16/07 May 30/07
David Patterson	275,000 50,000	18.7%	$0.25 $0.35	$0.19 $0.24	Jan.16/07 May 30/07

The Named Executive Officers did not exercise any stock options in respect of the Company’s shares during the Company’s completed financial year ended September 30, 2005. The following table sets out the financial year-end value of unexercised options, on an aggregated basis, held by the Named Executive Officers:

Aggregated Option/SAR Exercises during the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)[1]	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money[2] Options/SARs at FY-End ($) Exercisable/ Unexercisable
Harvey Keats	nil	$nil	1,760,000 / 0	$nil
David Patterson	nil	$nil	1,275,000 / 0	$nil

1.
“Aggregate Value Realized” is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officer.

2.
“In-the-Money Options” means the excess of the market value of the Company’s shares on September 30, 2005 over the exercise price of the options. The closing price of the Company’s shares on September 30, 2005 was $0.22.

Option and SAR Repricings

There were no repricings of stock options held by the Named Executive Officers under the stock option plan or otherwise during the Company’s completed financial year ended September 30, 2005.

Defined Benefit or Actuarial Plan

The Company does not have a defined benefit or actuarial plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company does not have an employment contracts with the Named Executive Offices. Each Named Executive Officer devotes a portion of his time to the Company and a portion of his time to other companies where he is a director and/or officer. Accordingly, the Named Executive Officers invoice the Company based on the percentage of time devoted to the Company.

Except as otherwise disclosed herein, there are no compensatory plans, contracts or arrangements in place with the Named Executive Officers resulting from the resignation, retirement or any other termination of employment of the Named Executive Officers with the Company or from a change in control of the Company or a change in the Named Executive Officers’ responsibilities following a change in control, where in respect of the Named Executive Officers the value of such compensation exceeds $100,000.

Compensation of Directors

The Company compensates its outside/independent directors, namely John Maher and Laurie Sadler by paying them $1,000 per month for their services as directors and for committee participation. In addition, during the fiscal year ended September 30, 2005 the Company used the services of directors and companies owned by directors in order to supervise all geological activities, as well as provide management and other services. These transactions occurred in the normal course of operations. In this regard, the Company paid during the past fiscal year: (i) Keats Consulting Inc., a private company beneficially owned by Harvey Keats, the President and a director of the Company, $94,300 for providing management, geological and technical services to the Company; (ii) Sparkes Consulting Ltd., a private company beneficially owned by Kerry Sparkes, a director of the Company, $85,700 for providing geological and technical services to the Company; and (iii) Elysian Enterprises Inc., a Patterson family private company, $112,408 for management services provided by David Patterson, a director of the Company.

During the fiscal year ended September 30, 2005, the Company granted an aggregate of 980,000 stock options to its directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information with respect to the Company’s compensation plans under which equity securities were authorized for issuance as at as at September 30, 2005:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of Outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	6,330,000	$0.51	228,004
Equity compensation plans not approved by securityholders	n/a	n/a	n/a
Total	6,330,000		228,004

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company or any associates or affiliates of the Company are or have been indebted to the Company at any time since the beginning of the last completed financial year of the Company.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

No director, senior officer, or other insider of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company other than as disclosed herein and as follows:

1.
The Company entered into an agreement dated June 1, 2004 with ViewNorth Properties Ltd. (“ViewNorth”), of Vancouver, BC, for the lease of office space at a rate of $2,000 per month, plus applicable taxes. The initial one year term of the lease has expired and the Company is now paying rent to ViewNorth on a month-to-month basis. ViewNorth is a company beneficially owned by the wife of David Patterson, the CEO and a director of the Company. Mr. Patterson is also a director of ViewNorth; and

2.
During the year ended September 30, 2005, Donner Minerals Ltd., a public company which had directors and officers in common with the Company, purchased 8,000,000 shares of the Company at a price of $0.15 per share pursuant to the exercise of 8,000,000 share purchase warrants. In addition, Donner sold 3,800,000 common shares of the Company during fiscal 2005. As at December 9, 2005, Donner owned approximately 18.85% of the Company’s issued common shares.

MANAGEMENT CONTRACTS

Except as otherwise disclosed in this Information Circular, management functions of the Company are generally performed by directors and senior officers of the Company and not, to any substantial degree, by any other person to whom the Company has contracted.

AUDIT COMMITTEE

Pursuant to the provisions of section 224 of the Business Corporations Act of British Columbia, the Company is required to have an Audit Committee comprised of at least three directors, the majority of whom must not be officers or employees of the Company.

The Company must also, pursuant to the provisions of Multilateral Instrument 52-110 Audit Committees (“MI 52-110”), have a written charter which sets out the duties and responsibilities of its audit committee. In providing the following disclosure, the Company is relying on the exemption provided under MI 52-110, which allows for the short form disclosure of the audit committee procedures of venture issuers.

Audit Committee’s Charter

Mandate

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting, and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Audit Committee’s primary duties and responsibilities are to:

•	serve as an independent and objective party to monitor the Company’s financial reporting and internal control systems and review the Company’s financial statements;

•	review and appraise the performance of the Company’s external auditors; and

•	provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

Composition

The Audit Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would reasonably interfere with the exercise of his or her independent judgment as a member of the Audit Committee. At least one member of the Audit Committee shall have accounting or related financial management expertise. All members of the Audit Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Audit Committee’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements. The members of the Audit Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting.

Meetings

The Audit Committee shall meet at least four times annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Audit Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Audit Committee shall:

Documents/Reports Review

(a)  Review and update this Charter annually.

(b)
Review the Company’s financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

(c)	Confirm that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements.

External Auditors

(a)	Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Audit Committee as representatives of the shareholders of the Company.

(b)
Obtain annually, a formal written statement of the external auditors setting forth all relationships between the external auditors and the Company, consistent with the Independence Standards Board Standard 1.

(c)	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)	Take, or recommend that the full Board of Directors, take appropriate action to oversee the independence of the external auditors.

(e)	Recommend to the Board of Directors the selection and compensation and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)
At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i)
Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

(i)
the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of fees paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

(ii)	such services were not recognized by the Company at the time of the engagement to be non-audit services; and

(iii)
such services are promptly brought to the attention of the Audit Committee by the Company and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Audit Committee. Provided the pre-approval of the non-audit services is presented to the Audit Committee’s first scheduled meeting following such approval, such authority may be delegated by the Audit Committee to one or more independent members of the Audit Committee.

Financial Reporting Processes

(a)	In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b)	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(c)	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

(d)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)
Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h)	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i)  Review certification process.

(j)	Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Audit Committee:

Harvey Keats	Not Independent[1]	Financially literate[1]
John Maher	Independent[1]	Financially literate[1]
Laurie Sadler	Independent[1]	Financially literate[1]

 1. As defined by MI 52-110.

Relevant Education and Experience

In addition to each member’s general business experience, the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member is as follows:

Harvey Keats - Mr. Keats has acted as a director, officer and audit committee member of junior public companies for many years. Prior thereto he held numerous senior positions with Falconbridge Limited and Diamond Fields Resources Inc. where he managed and oversaw both the financial and geological aspects of mineral exploration programs.

John Maher - Mr. Maher has been a member of the Company’s audit committee for the past three years.

Laurie Sadler - Mr. Sadler holds a Masters of Business Administration degree. He is a retired Chartered Accountant, having been the managing partner of Sadler, Weismiller, Spencer Chartered Accountants, from June 1994 until his retirement in June 2001. Mr. Sadler has also served as a director and audit committee member for a number of junior public companies.

Audit Committee Oversight

At no time since the commencement of the Company’s most recent completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

15

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading “External Auditors”.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees[1]	Tax Fees[2]	All Other Fees[3]
2005 2004	$39,100 $32,000	$nil $nil	$7,500 $7,500	$nil $nil

1.	Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under “Audit Fees”.
2.	Fees charged for tax compliance, tax advice and tax planning services.
3.	Fees for services other than disclosed in any other column.

CORPORATE GOVERNANCE

Corporate governance relates to the activities of the Board of Directors, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board of Directors and who are charged with the day-to-day management of the Company. National Policy 58-201 Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies. These guidelines are not intended to be prescriptive but to be used by issuers in developing their own corporate governance practices. The Board of Directors is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision making.

Pursuant to National Policy 58-101 Disclosure of Corporate Governance Practices (“NP 58-101”) which came into effect for financial years ending on or after June 30, 2005 the Company is required to disclose its corporate governance practices, as summarized below. The Board of Directors will continue to monitor such practices on an ongoing basis and when necessary implement such additional practices as it deems appropriate.

Board of Directors

The Board of Directors is currently composed of five directors, Messrs. Harvey Keats, David Patterson, Kerry Sparkes, John Maher and Laurie Sadler. All the proposed nominees are current directors of the Company.

NP 58-101 suggests that the board of directors of a public company should be constituted with a majority of individuals who qualify as “independent” directors. An “independent” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. In addition, where a company has a significant shareholder, NP 58-101 suggests that the board of directors should include a number of directors who do not have interests in either the company or the significant shareholder. Of the proposed nominees of the Company, Laurie Sadler, John Maher and Kerry Sparkes are considered by the Board of Directors to be “independent” within the meaning of NP 58-101 and Harvey Keats and David Patterson are management directors and accordingly are considered to be “non-independent”.

The independent directors exercise their responsibilities for independent oversight of management, and are provided leadership through their majority control of the Board and ability to meeting independently of management whenever deemed necessary.

Directorships

The following directors of the Company are directors of other reporting issuers:

Director	Other Reporting Issuer(s)
Harvey Keats	Donner Metals Ltd. (TSX.V-DON) Terra Nova Gold Corp. (TSX.V-TGC)
David Patterson	Donner Metals Ltd. (TSX.V-DON) Terra Nova Gold Corp. (TSX.V-TGC) Donner Petroleum Ltd.
John Maher	Grey Wolf Exploration Inc. (TSX.V-GWE)
Kerry Sparkes	Donner Metals Ltd. (TSX.V-DON) Terra Nova Gold Corp. (TSX.V-TGC)
Laurie Sadler	Donner Metals Ltd. (TSX.V-DON) Terra Nova Gold Corp. (TSX.V-TGC) Coastport Capital Inc. (TSX.V-CPP) Donner Petroleum Ltd.

Orientation and Continuing Education

Each new director is given an outline of the nature of the Company’s business, its corporate strategy, and current issues within the Company. New directors are also required to meet with management of the Company to discuss and better understand the Company’s business and are given the opportunity to meet with counsel to the Company to discuss their legal obligations as directors of the Company.

In addition, management of the Company takes steps to ensure that its directors and officers are continually updated as to the latest corporate and securities policies which may affect the directors, officers and committee members of the Company as a whole. The Company continually reviews the latest securities rules and policies and is on the mailing list of the TSX Venture Exchange to receive updates to any of those policies. Any such changes or new requirements are then brought to the attention of the Company’s directors either by way of director or committee meetings or by direct communications from management to the directors.

Ethical Business Conduct

In December 2005, the Board of Directors adopted a written Code of Ethical Conduct (the “Code”) for its directors, officers and employees. As one measure to ensure compliance with the Code, the Board of Directors has also established a Whistleblower Policy which details complaint procedure for financial concerns. The full text of these standards is available free of charge to any person upon request to the Company at 3rd Floor, 157 Alexander Street, Vancouver, BC, V6A 1B8 (Telephone: 604.684.6535).

In addition, as some of the directors of the Company also serve as directors and officers of other companies engaged in similar business activities, the Board of Directors must comply with the conflict of interest provisions of the British Columbia Business Corporations Act, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest. Any interested director would be required to declare the nature and extent of his interest and would not be entitled to vote at meetings of directors which evoke any such conflict.

Nomination of Directors

The Company’s management is continually in contact with individuals involved in the mineral exploration industry and public sector resource issuers. From these sources the Company has made numerous contacts and in the event that the Company were in a position to nominate any new directors, such individuals would be brought to the attention of the Board of Directors. The Company conducts the due diligence, reference and background checks on any suitable candidate. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required and a willingness to serve.

Compensation

The Compensation Committee is comprised of three directors, the majority of whom are independent directors within the meaning of NP 58-101. The Compensation Committee determines the salary and benefits of the executive officers of the Company, and determines the Company’s general compensation structure, policies and programs.

Other Board Committees

The Company currently has an Audit Committee, Compensation Committee and Corporate Governance Committee in place.

Assessments

Being a venture issuer with limited administration resources, the Board of Directors work closely with management and, accordingly, are in a position to assess individual director’s performance on an ongoing basis.

PARTICULARS OF MATTERS TO BE ACTED UPON

A. Election of Directors

Although Management is only nominating five individuals to stand for election, the names of further nominees for directors may come from the floor at the Meeting.

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then. In the absence of instructions to the contrary, the shares represented by Proxy will, on a poll, be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employments during the past five years if such nominee is not presently an elected director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name and Residence of Proposed Directors and Present Offices Held	Date Elected or Appointed	Principal Occupation	Number of Shares[1]
HARVEY KEATS[2,4] West Vancouver, BC President and Director	August 6, 2002	President of Keats Consulting Inc.; President of Knight Resources Ltd.; President of Donner Metals Ltd.	387,500
JOHN MAHER[2,3] Calgary, Alberta Director	August 9, 2001	President of Polaris Resources Ltd. since 1981.	200,000
DAVID PATTERSON[3] West Vancouver, BC CEO and Director	August 6, 2002	Chief Executive Officer of Donner Metals Ltd.; Chief Executive Officer of Knight Resources Ltd.	185,500
KERRY SPARKES[4] North Vancouver, BC Director	October 18, 1999	President of Sparkes Consulting Inc.	9,800
LAURIE SADLER[2,3,4] Surrey, BC Director	July 2, 2004	Retired Chartered Accountant. Prior to retiring in 2001, founder and managing partner of the firm Sadler, Weismiller, Spencer, Chartered Accountants.	nil

1.	Information as to voting shares beneficially owned, not being within the knowledge of the Company, has been furnished by the respective nominees individually.
2.	Member of Audit Committee.
3.	Member of Compensation Committee.
4.	Member of Corporate Governance Committee.

The above information was provided by Management of the Company.

The directors and senior officers of the Company as a group (including directors not standing for re-election at the Meeting) beneficially own, directly or indirectly, an aggregate of approximately 782,800 common shares, which together represent approximately 1.19% of the total votes attached to the Company’s common shares.

B.	Appointment of Auditor

The persons named in the enclosed Instrument of Proxy will vote for the appointment of KPMG LLP, Chartered Accountants, of Suite 900 - 777 Dunsmuir Street, Vancouver, BC, V7Y 1K3, as auditor of the Company for the ensuing year, until the close of the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. KPMG LLP was appointed to the position of auditor of the Company on November 20, 2003.

C. Ratification of Stock Option Plan and Repricing of Stock Options

The Company presently has in place a “rolling” stock option plan (the “Plan”), first implemented April 7, 2003, whereby the Company is authorized to grant stock options of up to 10% of its issued and outstanding shares, from time to time. The TSX Venture Exchange (the “TSX.V”) requires listed companies who have “rolling” stock option plans in place to receive shareholder approval to such plan on a yearly basis at the Company’s annual general meeting. As such, the directors of the Company wish to ratify and approve the Plan.

The material terms of the Plan are as follows:

1.
The term of any options granted under the Plan will be fixed by the board of directors at the time such options are granted, provided that options will not be permitted to exceed a term of ten years (the Company is a Tier 1 Issuer on the TSX.V).

2.
The exercise price of any options granted under the Plan will be determined by the board of directors, in its sole discretion, but shall not be less than the closing price of the Company’s common shares on the day preceding the day on which the directors grant such options, less any discount permitted by the TSX.V to a minimum of $0.10 per share.

3.	No vesting requirements will apply to options granted thereunder, however a four month hold period will apply to all shares issued under each option, commencing from the date of grant.

4.	All options will be non-assignable and non-transferable.

5.
No more than (i) 5% of the issued shares may be granted to any one individual in any 12 month period; and (ii) no more that 2% of the issued shares may be granted to a consultant, or an employee performing investor relations activities, in any 12 month period.

6.
If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other then by reason of death), as the case may be, then the option granted shall expire on no later than the 90th day following the date that the option holder ceases to be a director or ceases to be employed by the Company, subject to the terms and conditions set out in the Plan. However, if the option holder is engaged in investor relations activities the options must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities, in accordance with the policies of the Exchange.

7.
Disinterested shareholder approval must be obtained for (i) any reduction in the exercise price of an outstanding option, if the option holder is an insider; (ii) any grant of options to insiders, within a 12 month period, exceeding 10% of the Company’s issued shares; and (iii) any grant of options to any one individual, within a 12 month period, exceeding 5% of the Company’s issued shares.

8.
For stock options granted to employees, consultants or management company employees, the Company represents that the proposed optionee is a bona fide employee, consultant or management company employee, as the case may be.

9.	Options will be reclassified in the event of any consolidation, subdivision, conversion or exchange of the Company’s common shares.

The Plan is subject to receipt of annual TSX.V acceptance to its filing. Shareholders will be asked to consider, and if thought fit to approve a resolution ratifying and approving the Company’s existing Plan.

Reference should be made to the full text of the Plan which will be made available at the offices of Maitland & Company, 700 - 625 Howe Street, Vancouver, BC, V6C 2T6, until the business day immediately preceding the date of the Meeting.

In addition, TSX.V Policy requires that a listed company must obtain “disinterested shareholder approval” (such that no insider or proposed insider (or their associates) will be entitled to vote on such resolutions) to:

1.	the issuance to any one optionee, within any 12 month period, of a number of shares exceeding 5% of the issued shares (the Company is a Tier 1 Issuer on the TSX.V); and

2.	the grant to insiders, within a 12 month period, of a number of options exceeding 10% of the number of issued shares.

It may occur that the Company will grant stock options pursuant to the Plan, from time to time during the next 12 months, to insiders that in aggregate will exceed 10% of the Company’s issued shares. Accordingly, members will be asked to pass resolutions authorizing the directors to implement the above. Granting the directors the right to issue or renegotiate the price of such options does not mean that the same will occur. Rather it allows the directors the flexibility to undertake the same should the circumstances warrant, without the expense of calling another shareholder meeting to specifically approve each issuance or renegotiation of price.

OTHER MATTERS

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Instrument of Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile on the SEDAR website at www.sedar.com. Financial information relating to Knight Resources Ltd. is provided in the Company’s comparative financial statements and management discussion and analysis (“MD&A”) for the fiscal year ended September 30, 2005. Shareholders may contact the Company to request copies of the financial statements and MD&A by: (i) mail to 3rd Floor, 157 Alexander Street, Vancouver, BC, V6A 1B8; or (ii) fax to (604) 602-9311.

APPROVAL

The content and sending of this Information Circular has been approved by the Company’s board of directors. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, 9th day of December, 2005.

BY ORDER OF THE BOARD

“David Patterson”
Chief Executive Officer